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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anita Woods — (770) 850-7545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Anita Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Financial Securities Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY E. CANNON
NOTARY
EXPIRES
GEORGIA
JUNE 01, 2011
PUBLIC
PAULDING COUNTY

Mary E. Cannon

Notary Public

Anita Woods

Signature

Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Multi-Financial Securities Corporation

December 31, 2007

with Report of Independent Registered Public Accounting Firm

Multi-Financial Securities Corporation
Statement of Financial Condition
December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Phone: (404) 874-8300

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Multi-Financial Securities Corporation

We have audited the accompanying statement of financial condition of Multi-Financial Securities Corporation (the Company, a wholly-owned subsidiary of Multi-Financial Group, LLC, which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Multi-Financial Securities Corporation at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
February 15, 2008

Multi-Financial Securities Corporation
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	24,146,609
Restricted cash		60,000
Securities owned, at market value		47,937
Commissions and concessions receivable		8,896,624
Accounts receivable, net of allowance of $108,743		2,224,809
Prepaid expenses		58,431
Due from affiliates		61,510
Notes receivable		3,025,454
Deferred income tax asset		5,722,467
Deferred compensation plans investment		10,314,650
Other assets		401,232
Total assets	$	54,959,723
Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	89,075
Commissions and concessions payable		9,080,214
Accounts payable and other accrued liabilities		3,854,473
Due to affiliates, including $664,387 under tax allocation agreement		5,114,589
Deferred compensation plans accrued liabilities		10,613,911
Other liabilities		133,077
Total liabilities		28,885,339
Stockholder's equity:		
Common stock ($1.00 par value; 50,000 shares authorized; 23,000 shares issued and outstanding)		23,000
Additional paid-in capital		16,473,258
Retained earnings		9,578,126
Total stockholder's equity		26,074,384
Total liabilities and stockholder's equity	$	54,959,723

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Multi-Financial Securities Corporation (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is engaged primarily in the business of selling mutual funds, direct participation programs, limited partnerships, unit investment trusts, variable and life products, stocks, bonds, and options. The Company is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. (Parent), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Restricted Cash

Cash of $50,000 at December 31, 2007 has been deposited in an escrow account at Pershing, LLC as part of a related clearing agreement.

Cash of $10,000 at December 31, 2007 has been deposited in an escrow account at the National Securities Clearing Corporation.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with net realized gains and losses, determined using the specific identification method, being recognized in earnings.

Accounts Receivable

Accounts receivable are reported in the statement of financial condition at net realizable value. The allowance method is used by the Company to account for uncollectible accounts receivable. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to expenses and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible.

Notes Receivable

The Company has loaned money to certain of its representative agents under two types of promissory note agreements, which bear interest at various rates. One such agreement is a forgivable promissory note and the other is a payback promissory note which is disclosed below. Each forgivable note contains a provision for forgiveness of principal and accrued interest if the representative agent meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company is amortizing the principal balance of the notes into operations as other operating expenses ratably over the contractual term of the notes. Total principal amortization for 2007 was $1,745,813. No allowance for bad debt relating to these loan agreements was recorded as of December 31, 2007.

The payback notes are payable by the representative agents to the broker-dealer and are due at various maturity dates. Notes receivable, relating to these loan agreements, in the amount of $715,620 is reported in Notes Receivable on the balance sheet. No allowance for bad debt relating to these loan agreements was recorded as of December 31, 2007.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, are recorded at market value. Market value is generally determined by quoted prices on national exchanges. Net realized gains and losses are reported in the statement of income. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased represent obligations to deliver specified securities sold

short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Revenue Recognition

Prior to April 1, 2007, the Company recognized Commissions revenues and expenses along with brokerage and clearing expenses related to customer transactions on a trade date basis. Effective April 1, 2007, the Company changed its policy for recognizing these revenues and expenses to a settlement date basis. This change in accounting policy did not have a material effect on the Company's financial position, results of operations, or cash flows as the difference between settlement date and trade date accounting is generally not material.

Interest and dividend revenues earned from the underlying securities owned are accounted for on an accrual basis.

Investment advisory revenues are recognized as earned on a pro-rata basis over the term the services are performed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2007 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Recently Issued Accounting Standards

Accounting for Uncertainty in Income Taxes – FIN 48

Effective January 1, 2007 the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS 109, "Accounting for Income Taxes". The adoption of FIN 48 did not have an impact on the Company, since the Company does not have any uncertain tax positions.

Fair Value Measurements – FAS 157

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements*. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions for FAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has determined the adoption of FAS 157 will not have a material effect on the Company's financial position, results of operations, or cash flows.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2007. Significant components of the Company's deferred tax asset at December 31, 2007 are as follows:

Deferred tax asset:	
Deferred compensation	$ 3,461,210
Legal fees	385,945
Pension	963,522
Amortization	549,950
Other	361,840
Total deferred tax asset	$ 5,722,467

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

As a result of adopting FIN 48, the Company had $175,000 of unrecognized state tax benefits as of January 1, 2007, which would affect the Company's effective tax rate if recognized. There was no cumulative effect adjustment.

A reconciliation of the change in the unrecognized income tax benefits for the years is as follows:

Balance as of January 1, 2007	$	175,000
Additions for tax positions related to the current year		25,000
Additions for tax positions related to prior years		108,662
Reductions for tax positions settled with taxing authorities		(183,662)
Balance as of December 31, 2007	$	125,000

The Company had $125,000 of unrecognized tax benefits as of December 31, 2007 that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Balance Sheet and Statement of Income, respectively. During the year the Company accrued interest and penalties of $150,566 of which $130,182 was paid as of December 31, 2007.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2002 through 2006. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company. Additionally, the Company is under examination by the State of Michigan for tax years 1993 through 2002. The Company was assessed $183,662 for tax related to nexus and other issues. The Company paid this assessment under protest and filed suit for refund in the Michigan courts.

4. Related Party Transactions

ING Brokers Network, LLC (ING BN), an affiliated company, and ING AIH allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31, 2007 the Company paid amounts in reimbursement of its allocated expenses.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans for Employees

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2007 and relied on its affiliated companies to

cover all eligible employees. All benefits that were paid by affiliates were charged back to the Company for reimbursement.

Deferred Compensation Plans for Employees and Registered Representatives

The Company maintains deferred compensation plans (Plans) for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Additionally, the Company may at its discretion allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return on the underlying investment index choice. Such amounts are included in the Company's 2007 results of operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $10,314,650 is included as a deferred compensation plan investment on the statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected within deferred compensation plans accrued liabilities on the statement of financial condition, was $10,613,911 at December 31, 2007. Interest expense (net of the Company's investments) was $6,924 for the year ended December 31, 2007.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued FAS No. 123 (revised 2004), "Share-Based Payments" (FAS No. 123R), which requires all share-based payments to employees to be recognized in financial statements based upon the fair value. The Company adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2007 includes compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. All shares granted during 2007 were those of ING, the Company's ultimate parent.

6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's statement of financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal

governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2007, the Company had net capital of $11,416,653, which was $11,166,653 in excess of required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

8. Investment in Limited Partnership

The Company owns units in a limited partnership that were acquired in a previous acquisition. At December 31, 2007 the units are reported at cost in the accompanying balance sheet. During 2007, dividends of approximately $1,600,000 were paid to the Company and are reflected in the accompanying income statement.